Exhibit 12 UNITED STATES CELLULAR CORPORATION RATIOS OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)

	Three Months Ended March 31,

	2005	2004

EARNINGS:
Income before income taxes and minority interest	$32,205	$23,005
Add (deduct):
Earnings on equity method investments	(13,919)	(14,287)
Distributions from unconsolidated entities	1,394	3,541
Minority interests in pre-tax income of subsidiaries that do not
have fixed charges	(2,617)	(3,231)

	17,063	9,028
Add fixed charges:
Consolidated interest expense	20,738	20,315
Interest portion (1/3) of consolidated rent expense	6,411	5,474

	$44,212	$34,817

FIXED CHARGES:
Consolidated interest expense	$20,738	$20,315
Interest portion (1/3) of consolidated rent expense	6,411	5,474

	$27,149	$25,789

RATIO OF EARNINGS TO FIXED CHARGES	1.63	1.35